ARO LUCHA SPORTS & ENTERTAINMENT COMPANY

The Sports and Entertainment Company For the Latino and Hispanic Population



arolucha.com Franklin TN

Entertainment Film

Highlights

1. WWE & UFC just combined to create a Sports & Entertainment Company Valued at $21.4 Billion Dollars
2. Target Market with over $1.9 Trillion Dollars in Buying Power.
3. Rey Mysterio owns a small percentage of our company.
4. Market that LOVES our product - Thousands of Attendees at Our Live Events.
5. Real Opportunity to Gain Market Share in a Growing Market with Potential for Return
6. Amazing Partners: Starlight Runner= Avatar Story World Creation, Pencilish= Former Disney Animators
7. Animation Addition Targets a $259 Billion Dollar Industry

Our Team

Jason Brown Board Member

Advisory Board Member for Pencilish Animation Studios, Movie Producer, and Community Builder. Assisted in Producing Over 300 Hours of Network Television in the Professional Wrestling Space.

Lucha Libre has a storied tradition and place in the hearts of that community, we have personally witnessed events with 3 generations attending, adults, children and grand parents. THIS MARKET IS VERIFIABLE AND GROWING.

Jeff Gomez Animated Series Producer

CEO of Starlight Runner, Jeff has worked on some of the world's most successful blockbuster entertainment franchises, including Spider-Man, Magic: The Gathering, and the global relaunch of Ultraman.

Tom Bancroft Head of Animation for Arolucha's Animated Series

Disney Animation Vet, has created characters in some of the most popular and profitable animated films of all time, including The Lion King, Pocahontas, and Mulan. He has also created animation on 10 Feature Films and directed 8 TV episodes

Mark Pensavalle Animated Series Producer

EVP of Starlight Runner Mark worked on the world's largest and most lucrative entertainment franchises and consumer brands from Disney's Pirates of the Caribbean to James Cameron's Avatar to Microsoft's Halo.

Kathy Campbell Co-Capital Consultant

Owned several automotive and technology businesses. Mergers and Acquisitions experience. Part-time.

Bill Campbell Co-Capital Consultant

Owned several automotive and technology businesses. Mergers and Acquisitions experience. Part-time.

Melissa Preisler 3rd Party Accountant - Vita Financial Services

Worked at The Walt Disney Company for 14 years, Responsible for financial operations including assisting management with formulation of business strategy, implementation of cost reduction and profit maximizing business practices.

Ron Harris President

As an Arolucha Co-Founder, Ron brings a wealth of knowledge in the professional sports and entertainment arena. He worked for Vince McMahon at WWE for over 10 years as talent and then moving into production for Impact Wrestling as head of production

Steele Filipek Animated Series Producer

Steele is an award-winning writer of screenplays, comic books, video games, and literature. As Executive Editor at Starlight Runner Entertainment, he has worked on such properties as Teenage Mutant Ninja Turtles, Transformers and Spider-Man.

OUR GOAL: To be the Premier Sports & Entertainment Company Targeting the Coveted Latino & Hispanic Demographic through Lucha Libre: Television, Live Events and Animation!

What People Are Saying and Why You Should Invest



Tom Wright

I invested because you guys have the talent, experience and motivation to do great things with this company, and because entertainment is a MASSIVE industry that will only grow with time.



Donald Krayeski

I checked it out and loved everything about it.



Shawn Kirkham Sr.

With the interest in the Latino culture growing at an amazing pace, Aro Lucha has a lot of potential. Especially in the crossover space with comic books, films, and other content opportunities.'



THE OPPORTUNITY

WWE and the UFC are combining to create a Sports and Entertainment Company Valued at approximately $21.4 BILLION Dollars. What does this tell us? Sports and Entertainment are BIG BUSINESS.

ARO LUCHA aims to capitalize on this opportunity by targeting an underserved, yet explosively growing market globally and in the United States: The Latino and Hispanic Market.

Lucha Libre is to the Latino and Hispanic Market, what Baseball is to the United States...a National Treasure that sees not only mom and dad attend, but kids, and grandparents...it's a 3 generation draw which means the opportunities are endless and WITH YOU, WE WANT OUR PIECE OF THE PIE!

WHAT WE DO

Our team has created over 300 hours of network television and over 100 episodes of professional wrestling, so we know a thing or two about live production. With team members who have wrestled for the WWE and produced countless live wrestling productions, we're equipped to handle the heavy lifting.



Aro Lucha has produced multiple live shows over our existence with thousands of people attending our live events. Our goal is to create a television program, similar to the WWE's Raw and Smackdown, but targeted to our demographic. Lucha Libre is fun, high flying and exciting...with vibrant colors and masks...it's the perfect entertainment for young and old!



...BUT THAT'S NOT ALL! WAIT UNTIL YOU SEE THIS!

Aro Lucha is moving deeper into the market, similar to major studios like Disney and Pixar, we've partnered with industry titans to create an animated companion show for Aro Lucha. Imagine kids on their phones watching YouTube and devouring our animated content, AND THEN being able to come see their favorite characters LIVE at their local coliseum!







We Introduce: The Titans (Meet The Team)

These projects might ring a bell? Avatar, Spider Man, Men In Black, Lucha Underground, Transformers, Magic the Gathering...These are all projects that Jeff Gomez and Mark Pensavalle of StarLight Runner touched and worked on. Starlight Runner specializes in the expansion of entertainment properties into highly successful, multi-platform communications and international campaigns. Starlight Runner has partnered with us to do the same for the AroLucha Universe!



LUCHA
UNDERGROUND

Tom Bancroft...Former Disney Animator and Founder of Pencilish Animation Studios



Pencilish Animation Studios, our animation partners, led by Tom Bancroft, is made up of former Disney, Sony Pictures, and Warner Brothers Legends. Tom Bancroft has worked on some of the most popular and profitable animated features of all time including The Lion King, Pocahontas, and Mulan.

Need a taste! Here is the opening sequence to our animated series!



AroLucha Animation Title Sequence
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Watch on YouTube

WHY WE BELIEVE WE WILL SUCCEED!

On of the reasons we believe the WWE was so successful is that they OWNE THIER IP. Just like Disney owns Frozen, Elsa, Anna, and Olof, our goal is to create unique characters that We, YOU, own together so that we can monetize them in a multitude of ways.



AroLucha is more than just a Sports and Entertainment Company...Imagine a Global Target Audience with a Domestic Buying Power of $1.9 Trillion Dollars, who have made up approximately 50% of the recent US Population Growth according to a recent report by Nielsen. We aim to be the heartbeat and leader of entertainment of this kind to our market.

HOW WE INTEND MAKE MONEY WITH IT

There are multiple potential revenue streams in our model, including Television Programming Licensing, Live Event Tickets Sales, Character and Merchandise Licensing, Animation Show Licensing, Advertising and Marketing Revenue, Sponsorships, and more but **<u>THE REAL MONEY in animation comes from all the ancillary licensing and merchandising deals that can be made in areas like publishing, video games, and more from our Characters and Intellectual</u> Property that WE OWN...Together with YOU!!!**
See the chart below, note how much of the profits come from the franchises' merchandising (yellow).



THE 25 HIGHEST-GROSSING MEDIA FRANCHISES OF ALL TIME
KEY
Franchise name
ORIGINAL MEDIA
Total revenue (USD)
VIDEO GAMES
MERCHANDISE
TRADING CARDS
COMICS & MANGA
BOX OFFICE
HOME ENTERTAINMENT
BOOK SALES
TV REVENUE
MUSIC
MUSEUMS
STAGE PLAYS
Pokémon
VIDEO GAME
$92.121B
Hello Kitty
VINYL COIN PURSE DESIGN
$80.026B
Winnie the Pooh
BOOK
$75.034B
Mickey Mouse
ANIMATED SHORT
$70.587B



HEAR FROM THE FOUNDERS AND THE TEAM ABOUT THIS AMAZING OPPORTUNITY!!!



CLICK THE INVEST NOW BUTTON AND INVEST BEFORE TIME RUNS OUT!!!

